Exhibit (e)(1)
Excerpts from NRG Energy, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2008 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 2, 2008.
Review, Approval or Ratification of Transactions with Related Persons
     The Board has adopted written policies and procedures to address potential or actual conflicts of interest and the appearance that decisions are based on considerations other than the best interests of NRG that may arise in connection with transactions with certain persons or entities (the “Policy”). The Policy operates in conjunction with NRG’s Code of Conduct and is applicable to all transactions, arrangements or relationships in which: (a) the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year; (b) the Company is a participant; and (c) any Related Person (as that term is defined in Item 404 under Regulation S-K of the Securities Act of 1933, as amended) has or will have a direct or indirect interest (a “Related Person Transaction”).
     A Related Person Transaction is subject to review and approval or ratification by the Governance and Nominating Committee. If the aggregate amount involved is expected to be less than $500,000, the transaction may be approved or ratified by the Chair of the Committee. As part of its review of each Related Person Transaction, the Governance and Nominating Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than the terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the transaction. This Policy also provides that certain transactions, based on their nature and/or monetary amount, are deemed to be pre-approved or ratified by the Committee and do not require separate approval or ratification. Transactions involving ongoing relationships with a Related Person will be reviewed and assessed at least annually by the Committee to ensure that such Related Person Transactions remain appropriate and in compliance with the Committee’s guidelines. The Committee’s activities with respect to the review and approval or ratification of all Related Person Transactions are reported periodically to the Board of Directors.
     There were no Related Person Transactions for the year ended December 31, 2007.

VOTING STOCK OWNERSHIP OF DIRECTORS, NAMED EXECUTIVE OFFICERS,
AND CERTAIN BENEFICIAL OWNERS
     The following table sets forth information concerning beneficial ownership of the Company’s Common Stock as of March 27, 2008, for: (a) each director and the nominees for director; (b) named executive officers set forth in the Summary Compensation Table; and (c) the directors and executive officers as a group. For each person known to the Company to own more than 5 percent of the Company’s Common Stock, the information provided is as of the date of their most recent filing with the SEC. None of the directors, nominees for director or named executive officers own any of the Company’s preferred stock, and the Company is not aware of any person who owns more than 5 percent of the Company’s preferred stock. Unless otherwise indicated, each person has sole investment and voting power with respect to the shares set forth in the following table.
     On April 25, 2007, NRG’s Board of Directors approved a two-for-one stock split of the Company’s outstanding shares of common stock which was effected through a stock dividend. The stock split entitled each stockholder of record at the close of business on May 22, 2007 to receive one additional share for every outstanding share of common stock held. The additional shares resulting from the stock split were distributed by the Company’s transfer agent on May 31, 2007. All share amounts presented below retroactively reflect the effect of the stock split.
     Except as noted below, the address of the beneficial owners is NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

Name of Beneficial Owner	Percent of Class	Common Stock(1)

David Crane	*	1,740,628	(2)
Robert C. Flexon	*	340,932	(3)
Kevin T. Howell	*	125,617	(4)
J. Andrew Murphy	*	28,132	(5)
John W. Ragan	*	26,732	(5)
Howard E. Cosgrove	*	74,934	(6)
John F. Chlebowski	*	27,934	(7)
Lawrence S. Coben	*	32,980	(8)
Stephen L. Cropper	*	27,216	(9)
William E. Hantke	*	2,774	(10)
Paul W. Hobby	*	9,806
Maureen Miskovic	*	15,870	(7)
Anne C. Schaumburg	*	12,307	(7)
Herbert H. Tate	*	14,700	(11)
Thomas H. Weidemeyer	*	22,043	(12)
Walter R. Young	*	43,031
All Directors and Executive Officers	*	2,730,076	(13)
Bank of America Corporation 100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255	7.0%	16,917,187	(14)
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	9.9%	23,913,683	(15)

Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206	9.0%	21,582,893	(16)

Massachusetts Financial Services Company 500 Boylston Street Boston, Massachusetts 02116	5.4%	12,999,236	(17)

Name of Beneficial Owner	Percent of Class	Common Stock(1)

Solus Alternative Asset Management LP 430 Park Avenue, 9th Floor New York, New York 10022	9.8%	23,450,000	(18)

*	Less than one percent of outstanding Common Stock.

(1)	The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any: (a) shares to which such person or entity has sole or shared voting power or investment power and (b) shares that such person or entity has the right to acquire within 60 days through the exercise of stock options or similar rights. Unless otherwise indicated, each person or entity has sole investment and voting power (or such person shares such powers with his or her spouse) with respect to the shares set forth in the table above.

(2)	Includes 1,529,578 shares that may be acquired at or within 60 days of March 27, 2008, pursuant to the exercise of options. Mr. Crane also owns 38,142 deferred stock units (“DSU’s”). Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock. Mr. Crane will receive one such share of Common Stock for each deferred stock unit he owns six months from the date of his termination of employment with NRG.

(3)	Includes 274,332 shares that may be acquired at or within 60 days of March 27, 2008, pursuant to the exercise of options. Mr. Flexon also owns 11,360 DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock. Mr. Flexon will receive one such share of Common Stock for each deferred stock unit he owns six months from the date of his termination of employment with NRG.

(4)	Includes 34,331 shares that may be acquired at or within 60 days of March 27, 2008, pursuant to the exercise of options.

(5)	Represents shares that may be acquired at or within 60 days of March 27, 2008, pursuant to the exercise of options.

(6)	Includes 20,000 shares held by Mr. Cosgrove’s spouse and 51,726 DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Cosgrove ceases to be a member of the Board.

(7)	Represents DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event the director ceases to be a member of the Board.

(8)	Includes 30,528 DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Coben ceases to be a member of the Board.

(9)	Includes 20,216 DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Cropper ceases to be a member of the Board.

(10)	Mr. Hantke also owns 5,955 DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock. The 5,955 DSU’s issued to him will be exchanged for such Common Stock on a one-to-one basis on the following schedule: (i) 1,168 on June 1, 2008; (ii) 1,014 on March 31, 2009; (iii) 1,168 on June 1, 2009; (iv) 1,014 on March 1, 2010; (v) 1,168 on June 1, 2010; and (vi) and 423 on June 1, 2011.

(11)	Includes 7,042 DSU’s. Each deferred stock unit is equivalent in value to one share of NRG’s Common Stock, payable in the event Mr. Tate ceases to be a member of the Board. Mr. Tate also owns 2,851 DSU’s that will be exchanged for shares of NRG’s Common Stock on a one-to-one basis on the following schedule: (i) 900 on September 1, 2008 and (ii) 1,951 January 1, 2009.

(12)	Includes 20,043 DSU’s payable in the event Mr. Weidemeyer ceases to be a member of the Board.

(13)	Consists of the total holdings of directors, named executive officers, and all other executive officers as a group. Includes shares that may be acquired at or within 60 days of March 27, 2008, pursuant to the exercise of options, the vesting of restricted stock units (“RSU’s”), or the exchange of DSU’s. Each RSU and DSU is equivalent in value to one share of NRG’s Common Stock.

(14)	Based on information set forth in the Schedule 13G/A filed jointly on February 7, 2008 by Bank of America Corporation, NB Holdings Corporation, Bank of America, NA, United States Trust Company, NA, BAC North America Holding Company, NA, LaSalle Bank Corporation, LaSalle Bank, N.A., Banc of America Securities Holdings Corporation, Banc of America Securities LLC, NMS Services Inc., NMS Services (Cayman) Inc., Columbia Management Group, LLC, Columbia Management Advisors, LLC, Banc of America Investment Advisors, Inc. (collectively, the “Reporting Persons”). Based on the ownership of each of the Reporting Persons, Bank of America Corporation may be deemed to have shared voting and dispositive power of the shares held by the Reporting Persons.

(15)	Based on information set forth in the Schedule 13G/A filed on February 14, 2008 by FMR LLC and Edward C. Johnson 3d. Fidelity Management & Research Company (“Fidelity”) is a wholly-owned subsidiary of FMR LLC and as a result of acting as an investment adviser is the beneficial owner of 22,437,065 shares. FMR LLC and Edward C. Johnson 3d each have sole power to dispose of the shares owned by Fidelity.

(16)	Based on information set forth in the Schedule 13G/A filed on February 14, 2008 by Janus Capital Management LLC (“Janus”). Janus has an indirect ownership interest in Enhanced Investment Technologies LLC (“EIT”) and Perkins, Wolf, McDonnell and Company, LLC (“Perkins”). Due to this ownership structure, Janus may be deemed the beneficial owner of the shares held by EIT and Perkins.

(17)	Based upon information set forth in the Schedule 13G/A filed on February 12, 2008 by Massachusetts Financial Services Company (“MFS”), which includes shares beneficially owned by other non-reporting entities as well as MFS.

(18)	Based on information set forth in the Schedule 13G filed on February 14, 2008 by Solus Alternative Asset Management LP (“Solus”), Solus has the sole power to voting and dispositive power of 23,450,000 shares that Solus either owns or has the right to receive with 60 days of March 27, 2008.
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
          The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement required by Item 402(b) of Regulation S-K with management and, based upon such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.
Compensation Committee:
Thomas H. Weidemeyer, Chair
Stephen L. Cropper
Walter R. Young

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
          The following discussion and analysis is focused on our executive compensation program as it relates to NRG’s Named Executive Officers (“NEOs”). The NEOs are the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer serving as executive officers at the end of the 2007 fiscal year. For 2007, our NEOs were:

Name:	2007 Title:

David Crane	President and Chief Executive Officer
Robert C. Flexon	Executive Vice President and Chief Financial Officer
Kevin T. Howell	Executive Vice President, Commercial Operations
J. Andrew Murphy	Executive Vice President and General Counsel
John W. Ragan	Executive Vice President and Regional President, Northeast
The discussion and analysis below is based on the following outline:
•	the objectives of the executive compensation program at NRG;

•	what the executive compensation program is designed to reward;

•	all elements of compensation provided under the program, including:

•	the reasons why these elements of compensation have been selected;

•	how the amounts of each element are determined; and

•	how and why each element and decision fits into NRG’s overall objectives.
Objectives of NRG’s executive compensation program
          The Compensation Committee of the Board, referred to as the Committee for purposes of this CD&A, is responsible for the development and implementation of NRG’s executive compensation program. The objectives of this program are based on the Committee’s philosophy that executive compensation should be aligned with stockholder value and improvements in corporate performance.
          These objectives include elements of both short- and long-term values and, therefore, the program strives to effectively use elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities. The intent of NRG’s compensation program is to reward the achievement of the Company’s annual goals and objectives while supporting the Company’s long-term business strategy.
What NRG’s executive compensation program is designed to reward
          Stockholder value and corporate performance are realized through the Company’s ongoing business strategy to consistently optimize the value of our generation assets, which results in growth and enhanced financial performance. These results are attained by maintaining and enhancing the Company’s position as a leading wholesale independent power generation company in a cost-effective and risk-mitigating manner. This strategy consists of:
•	pursuing additional growth opportunities at existing sites;

•	increasing value from existing assets;

•	maintaining financial strength and flexibility;

•	positioning the Company’s portfolio for success in a period of increasing environmental constraints, particularly with respect to greenhouse gas emissions;

•	reducing the volatility of cash flows through asset-based commodity hedging activities;

•	positioning the Company to benefit from industry consolidation; and

•	optimizing the Company’s capital allocation strategy, particularly with respect to the return of capital to stockholders;

Our executive compensation program promotes this strategy by:

•	attracting, retaining and rewarding top executive talent;

•	encouraging performance that results in enhanced stockholder value over the long-term and attainment of our business goals and objectives, both financial and non-financial; and

•	rewarding strong individual performance.
2007 Compensation Approved by the Compensation Committee
          The table below identifies each element of compensation approved by the Committee and paid or awarded to the NEOs for 2007. Each element is described in more detail throughout the remainder of the CD&A and as part the Summary Compensation Table below that was prepared in accordance with SEC rules. This table is not intended to replace the table required by the SEC.

		Value of
		Restricted	Value of		Annual
		Stock	Stock	Value of	Incentive
Named Executive	Base Salary	Units	Options	Performance	Payment	Sign-On		Benefits
Officer	Earnings ($)	($)(1)	($)(2)	Units ($)(2)	($)	Bonus ($)		($)	Total ($)

David Crane	1,000,000	759,424	1,806,144	1,153,680	1,801,500	—		52,629	6,573,377
Robert C. Flexon	548,269	201,024	482,620	310,270	736,668	—		32,500	2,311,351
Kevin T. Howell	399,539	106,096	256,852	166,060	425,733	—		23,675	1,377,955
J. Andrew Murphy	400,000	111,680	271,576	174,800	384,225	400,000	(3)	37,970	1,780,251
John W. Ragan	350,000	100,512	237,220	152,950	345,384	300,000	(3)	211,997	1,698,063

(1)	Reflects the grant date fair value based on the closing share price as reported on the New York Stock Exchange on January 3, 2007 of $27.92.

(2)	Reflects the grant date fair value as of January 3, 2007. The assumptions made in these valuations are discussed in the Company’s 2007 Form 10-K in Item 15—Consolidated Financial Statements.

(3)	Represents a sign-on bonus paid in 2007.
Elements of compensation provided under NRG’s executive compensation program
          The Committee is authorized to engage, at the expense of the Company, a compensation consultant to provide independent advice, support, and expertise to support the Committee in overseeing and reviewing the Company’s overall compensation strategy, structure, policies and programs, and to assess whether the Company’s compensation structure establishes appropriate incentives for management and employees. The Committee has retained Mercer Human Resources Consulting (“Mercer”) to assist the Committee in selecting and determining amounts for NRG’s executive compensation program and to provide market information, analysis and guidance in the development and assessment of NRG’s executive compensation program. Mercer is directly accountable to the Committee.
          In December 2007, the Committee and management elected to divide compensation consulting duties between Mercer and Towers, Perrin, Forster, and Crosby, Inc. (“Towers Perrin”). Mercer will act as the consultant solely on behalf of the Committee. Towers Perrin will act as the consultant on behalf of management on issues and programs that, depending on their magnitude, may or may not be presented to the Committee. Under this arrangement, NRG believes that the interests of the Board, management, and stockholders will be better served since the consultants will be able to avoid conflicts of interest that often arise in cases where a single consultant serves both the Committee and management. For 2007, Mercer worked with NRG’s Human Resources Department in formulating recommendations for the Committee’s consideration to determine the levels and components of compensation to be provided for the fiscal year.
          Annually, the Committee reviews all elements of executive compensation individually and in the aggregate against market data for companies with which NRG competes for executive talent. The Committee evaluates NRG’s executive compensation based on competitive market information developed by Mercer via the development of a “peer group.” The composition of the peer group is targeted towards publicly-traded, independent power producers and utilities with power generation operations which had revenues of approximately 50% to 200% of NRG’s projected revenue, similar generation capacity, or geographic similarity. Each of these characteristics may not be met for every company in the peer group.
          The Committee and management review the composition of the peer group on an annual basis. The Company aims to compare its executive compensation program to a consistent peer group year to year, but given the extremely dynamic nature of the industry and the companies in it, the Company occasionally must alter the list to best represent the Company’s industry peers from one year to the next. For 2007, the peer group consisted of:
2007 Peer Group
AES Corporation (NYSE: AES)
TXU Corporation (NYSE: TXU)
Reliant Energy, Inc. (NYSE: RRI)
DTE Energy Company (NYSE: DTE)
Dynegy Inc. (NYSE: DYN)
El Paso Corporation (NYSE: EP)
PPL Corporation (NYSE: PPL)
CMS Energy Corporation (OTC: CMSRL)
Mirant Corporation (NYSE: MIR)
Allegheny Energy, Inc. (NYSE: AYE)
Public Service Enterprise Group (NYSE: PSEG)
Edison International (NYSE: EIX)
          The various elements of NRG’s executive compensation program for 2007 were benchmarked relative to the compensation provided to executives of this peer group, as well as other published survey data. For the survey analysis, Mercer benchmarked NRG’s NEOs to survey data based on functional job responsibility, using energy industry data where available and supplementing it with general industry data. NRG’s incentive plan design, plan features, and level of participation were also considered during the benchmarking exercise.
          In conjunction with Mercer’s analysis of NRG’s peer group, the Committee aims to emphasize performance-based pay while balancing short- and long-term results through the use of an effective mix of cash, equity and other benefits. By implementing this compensation structure, the Committee believes that the interests of the Company are aligned with the interests of the stockholders, while continuing to emphasize the achievement of the Company’s business goals and objectives.

          Based on Mercer’s analysis of NRG’s peer group and the Company’s objectives described above, the Committee affirmed the following six components of NRG’s executive compensation program:
•	Base salary;

•	Annual incentive compensation;

•	Long-term incentive compensation, including restricted stock units, non-qualified stock options and performance units;

•	Benefits;

•	Discretionary payments; and

•	Severance and change in control benefits.
          For each element, and in the aggregate, NRG targeted reward values for the Company’s NEOs between the median and the 75th percentile based on the results of the Mercer survey for its NEOs for both total cash compensation (base salary plus annual cash incentives) and for total direct compensation (total cash compensation plus expected value of long-term incentives). With NRG’s internal growth and the 2006 acquisition of Texas Genco, NRG’s size and complexity has grown relative to the industry. In addition, in recent years, NRG’s financial and operating performance has been above the median with regard to selected financial business measures and, as a result, our management team has been subject to competitive career opportunities. Accordingly, we currently target pay levels above the median.
Base Salary
          Annual base salary is designed to compensate NEOs for their level of experience and continued expectation of superior performance. Base salary is expected to increase year-on-year in relation to market competitiveness and individual performance. Increases in base salary affect other elements of compensation:
•	As base salary increases, the resulting Annual Incentive Plan (“AIP”) dollars will increase (assuming equal percentage participation).

•	NRG’s long term incentive compensation, delivered through the Long Term Incentive Plan (“LTIP”), is awarded as a multiple of base salary. As base salary increases, the value of the equity award increases.

•	Certain life insurance benefits, severance benefits, and change in control benefits are valued as a function of base salary and increase in value commensurate with growth in base salary.
          In addition to targeting base salary levels above the median, the base salary recommendations also incorporate the NEO’s individual performance, the general contributions of the NEO to overall corporate performance, and the level of responsibility of the NEO with respect to his or her specific position. In general, in January 2007, base salary levels for NEOs were increased by 5% to 6% to reflect the criteria discussed above. Certain NEOs base salary increased by a larger percentage due to a change in the competitive market and as a result of NRG’s desire to retain those executives to support planned succession. Salary increases, in the case of certain NEOs, also reflect the fact that such NEOs simultaneously serve in more than one executive capacity. On occasion, it may become necessary to make adjustments to the salary of an NEO based on exceptional individual performance or due to a change in the competitive market.
          For 2007, the base salary earnings for each NEO were as follows:

Named Executive Officer	2007 Base Salary Exchange ($):

David Crane	1,000,000
Robert C. Flexon	548,269
Kevin T. Howell	399,539
J. Andrew Murphy	400,000
John W. Ragan	350,000
Annual Incentive Compensation
          Overview—Annual incentive compensation is designed to compensate NEOs for meeting specific individual and Company goals, and to reward individuals for meeting financial and non-financial goals and objectives established as part of the Company’s annual business plan. Annual incentive compensation is determined as a percentage of each NEO’s annual base salary. The Annual Incentive Plan, or AIP, design is based on best practices and market competitiveness as benchmarked with NRG’s peer group.
          The AIP is calculated using actual performance results from a weighted percentage of performance criteria. These criteria are chosen to align each NEO’s responsibilities with available quantitative financial measures and qualitative measures that NRG values in the leadership of the business, such as safety, budget control, staff development, and individual performance compared to the Company’s goals. Annually, quantitative and qualitative performance goals are recommended by the NRG Senior Management Team for approval by the Committee. These criteria were chosen as the primary short-term benchmarks with respect to the strategies chosen for attaining the Company’s business objectives of increasing stockholder value and the improvement in corporate performance.
          AIP Performance Criteria—The following tables provide the 2007 performance criteria established for the NEOs and, for each NEO, the weight each criterion is given with respect to individual NEO performance. The criteria are used in determining the AIP payment as described in more detail below and are designed to achieve the Company’s primary short-term goals and long-term business objectives, such as maintaining financial strength and stability, reducing the volatility of cash flows, increasing value at existing sites, positioning the Company for success under increasing environmental constraints, and optimizing the Company’s capital allocation strategy.
2007 Performance Criteria

Performance Criteria	Definition

Consolidated Adjusted Free Cash Flow:	Cash Flow from Operations less Capital Expenditures—as calculated from NRG’s Statement of Cash Flows as found in Item 15—Consolidated Financial Statements to the Company’s Annual Report on Form 10-K filed on February 28, 2008, or the 2007 Form 10-K

Consolidated Adjusted EBITDA:	Net Income before Income Tax, Depreciation, and Amortization—as calculated from NRG’s Statement of Operations as found in Item 15—Consolidated Financial Statements to NRG’s 2007 Form 10-K and as further adjusted for certain non-recurring items

Regional Adjusted EBITDA:	Regional Segment Net Income before Income Tax, Depreciation, and Amortization—as calculated from NRG’s Statement of Operations as found in Item 15—Consolidated Financial Statements to NRG’s 2007 Form 10-K and as further adjusted for certain non-recurring items

Safety:	Applied safety practices at plant and office locations

Environmental:	Qualitative and/or quantitative assessment of environment compliance and initiatives

“FORNRG” Contributions:	Continuous improvement initiative to maximize return on invested capital and improve profitability, determined in incremental adjusted EBITDA

Strategic Development/Business Development:	Development and dissemination of corporate strategy at Company and regional levels

Performance Criteria	Definition

Individual Performance/Goal Achievement:	Individual Performance versus mutually agreed-upon annual goals plus manner of achieving goals (in accordance with corporate values)

Staff Development:	Personnel recruitment, education and advancement
NEO Weighted Performance Criteria

		Robert C.		J. Andrew
Performance Criteria	David Crane	Flexon	Kevin T. Howell	Murphy	John Ragan

Consolidated Adjusted EBITDA	30%	20%	20%	15%	10%
Consolidated Adjusted Free Cash Flow	30%	20%	20%	15%	10%
Corporate Safety	5%	5%	—	—	5%
Corporate Environmental	5%	5%	—	—	5%
Region Adjusted EBITDA	—	—	—	—	20%
Staff Development	15%	10%	—	15%	—
Strategic Development/Business Development	15%	10%	10%	10%	10%
FORNRG Contributions	—	10%	30%	15%	10%
Individual Performance/Goal Achievement	—	20%	20%	30%	30%
AIP Incentive Opportunity—The Chief Executive Officer is accountable for developing the goals for all other NEOs, while the Committee, with input from the Chief Executive Officer, determines the goals for the Chief Executive Officer. These goals are established at the beginning of each fiscal year. For the fiscal year 2007, these goals were reviewed and approved by the Committee on February 21, 2007. Based on the targeted benchmarks for the fiscal year 2007, the target annual incentive opportunity for NEOs ranged from 75 percent to 100 percent of base salary and an additional maximum opportunity was established for each NEO ranging from 37.5 percent to 100 percent of base salary above the target opportunity. Mercer has reported that the AIP plan design, as displayed in the table below, is consistent with market practice both in terms of target percentages and range of opportunity.
The threshold, target and maximum incentive opportunities for the NEOs for 2007 were as follows:

Named Executive Officer	Threshold	Target	Maximum

David Crane	50%	100%	200%
Robert C. Flexon	37.5%	75%	150%
Kevin T. Howell	37.5%	75%	112.5%
J. Andrew Murphy	37.5%	75%	112.5%
John W. Ragan	37.5%	75%	112.5%
          AIP Targets and Calculation—Payment of the AIP is contingent on attaining the AIP Threshold, which is based on the Company’s Adjusted Free Cash Flow. For fiscal year 2007, the AIP Threshold was set at $825M of Adjusted Free Cash Flow, a level appropriate for a minimally acceptable level of Company financial performance. If the AIP Threshold was not achieved, no annual incentives would have been paid for 2007 performance. If the AIP Threshold is met or exceeded, the annual incentive payment is calculated in two steps:
Step 1: A percentage up to the Target level based on the weight of each performance criterion identified in the table above. If all elements are achieved at the Target level, an NEO will realize Target level participation.
Step 2: A percentage above the Target level based on an equal 50/50 weighting of Adjusted Free Cash Flow and Consolidated Adjusted EBITDA. This second calculation is only performed in the event Adjusted Free Cash Flow or Consolidated Adjusted EBITDA exceeds its respective Target level.

          The sum of the two pieces (the Threshold to the Target components (Step 1) + the Target to the Maximum components (Step 2)) equals the incentive earned under the AIP. For fiscal year 2007, the AIP Target was set at $970M of Consolidated Adjusted Free Cash Flow and $2,050M of Consolidated Adjusted EBITDA. Payments above the AIP Target will only be possible if the Adjusted Free Cash Flow or the Consolidated Adjusted EBITDA Targets are surpassed, in which case the NEO is eligible to receive a portion of the incentive opportunity between Target and Maximum.
          The AIP Maximum percent payout can only be achieved if the Maximum level of Adjusted Free Cash Flow and Consolidated Adjusted EBITDA are met or surpassed. In the event that these financial performance criteria exceed maximum levels, the NEOs are still capped at their maximum. The Company has established the Maximum at a level that can only be achieved with exceptional Company performance. While the Company strives for this level of performance every year, the Company expects that over time the Maximum level will not be reached a significant percentage of the time. For example, despite very strong Company performance in 2006 and 2007, the Company did not reach the Maximum compensation level in either year.
          Results for 2007 AIP—As defined, the Company’s AIP Threshold and AIP Target levels are based on the Company’s audited financial statements. The achievement towards the threshold and targets described in the table above is calculated beginning with the Company’s audited financial statements and is adjusted based on the impact of non-recurring events that may impact Adjusted Free Cash Flow and/or Consolidated Adjusted EBITDA, but have a positive impact on the Company’s business objectives of increasing stockholder value and improving corporate performance. Alternatively, transactions may occur throughout the year that may impact Adjusted Free Cash Flow and/or Consolidated Adjusted EBITDA positively or negatively but were not due to direct Company management. The Committee approved one such adjustment to ensure the composition of the asset portfolio is consistent with AIP targets. These portfolio adjustments consist of the postponement of the Gladstone sale and the announcement of the ITISA sale for $18 million and $15 million for the calculation of Adjusted Free Cash Flow and Consolidated Adjusted EBITDA criteria, respectively, and certain other adjustments.
          Based on the calculations described above, both the Adjusted Free Cash Flow and Consolidated Adjusted EBITDA AIP Targets were exceeded for 2007. The Chief Executive Officer provided documentation to the Committee and the Board regarding the qualitative and quantitative achievement for each NEO. The Committee evaluated the performance of the Chief Executive Officer based on his achievement compared to goals established for him for 2007. Subsequently, the Committee reviewed and approved the annual incentive awards for the NEOs based on individual performance goals along with the Adjusted Free Cash Flow and Consolidated Adjusted EBITDA criteria. Bonus payments were paid after the release of the Company’s audited financial results for 2007. The annual incentives awarded to each of the NEOs for 2007, expressed as a percentage of base salary and in dollars, were as follows:

	Percentage of	Annual Incentive
Named Executive Officer:	Base Salary	Payment ($)

David Crane	180.2%	1,801,500
Robert C. Flexon	134.4%	736,668
Kevin T. Howell	106.6%	425,733
J. Andrew Murphy	96.1%	384,225
John W. Ragan	98.7%	345,384
Long-Term Incentive Compensation
          The Long-Term Incentive Plan, or LTIP, is designed to align compensation of NEOs with long-term stockholder value. The value of an LTIP award depends exclusively on NRG’s stock price and, in the case of Performance Units, the share price movement over time.
          All share amounts, grant prices, and performance targets and thresholds presented below and in the compensation tables below retroactively reflect the effect of the stock split described in the section “Voting Stock Ownership of Directors, Officer and Certain Beneficial Owners” above. The stock split had no effect on the value of any LTIP award.

Types of Awards—NRG’s LTIP is comprised of the following types of awards:

•	Non-qualified Stock Option (“NQSO’s”)—Each NQSO represents the right to purchase one share of Common Stock at a price equal to the closing market price of the Common Stock on the date of grant. Options vest and become exercisable equally over a three-year vesting schedule and have a term of six years. Grants prior to August 1, 2005 have ten-year terms. Vesting schedules and term lengths for new grants are reviewed periodically by the Committee.

•	Performance Units (“PU’s”)—Each PU represents the right to receive a certain number of shares of Common Stock after the completion of three years of service from the date of grant, provided the price per share of the Company’s Common Stock equals or exceeds the target price set under the award as of the date of vesting. The number of shares of Common Stock to be paid as of the vesting date for each performance unit is equal to: (i) one share of Common Stock, if the target price is met; (ii) a prorated amount in between one and two shares of Common Stock, if the target price is exceeded but is less than the maximum price set under the award, and (iii) two shares if the maximum price is met or exceeded. If the target price is not met, no shares will be awarded.

The design of PU’s is intended to reward NEOs based on total stockholder return over the three-year vesting period relative to the Company’s total cost of equity over this period. The target price of the award is based on an annual projected cost of equity established at the start of each three-year vesting period. The Committee will approve a target stock price based on a compounding share price growth factor over the vesting period. The maximum share price growth factor represents 150% of the compounded target share price growth factor. PU’s granted on January 3, 2007 held a target price of $38.09 per share, which represents an approximate 36% growth rate, and the maximum price of $44.74 per share, which represents an approximate 54% growth rate.

•	Restricted Stock Units (“RSU’s”)—Each RSU represents the right to receive one share of Common Stock after the completion of three years of service from the date of grant. From time-to-time, the Committee will use alternate RSU vesting periods, but only on an exception-basis, such as for a new-hire with a specific skill set or to serve as an enhanced retention tool. •

•	Deferred Stock Units (“DSU’s”)—Each deferred stock unit represents the right of a participant to be paid one share of NRG’s Common Stock at the end of a deferral period established under the award by the Committee or elected by the participant under the terms of an award and the tax rules applicable to nonqualified deferred compensation plans under Section 409A of the Code. Unless otherwise provided under an award, during the applicable deferral period, a participant will not have any rights as a stockholder of the Company. However, unless otherwise provided, once the deferral period ends, the participant will be entitled to receive accumulated dividends and distributions with respect to the corresponding number of shares of Common Stock underlying each deferred stock unit. Except in cases of death where DSU’s convert immediately to Common Stock, DSU’s convert to Common Stock six months following termination. While certain NEOs currently hold DSU’s, there have not been any DSU’s awarded to an executive officer of the Company since 2005.
            Range of LTIP compensation—The aggregate expected value of equity awards granted to each NEO for the fiscal year 2007 was based on a review of the expected value of equity grants made to NEOs in NRG’s peer group, expressed as a multiple of base salary. Mercer provided equity benchmark data for the peer group and provided recommendations as a multiple of base salary to the Committee. For 2007, these multiples were four times base salary for the Chief Executive Officer, two and a quarter times base salary for the Chief Financial Officer, and one and a half times base salary for all other NEOs. The Company’s practice is to issue annual equity awards on the first business day of the calendar year. For fiscal year 2007, the grant date was January 3, 2007. The price per share of the Company’s stock on the grant date was $27.92 per share.
          Blended annual allocation—The Company employs a blended allocation of award type, with a heavier weighting to PU’s and NQSO’s in order to align the NEOs with stockholders through share price appreciation. NQSO’s and PU’s directly align the NEOs’ interests with the performance of NRG’s Common Stock reflecting the importance of share price appreciation to the Company’s total stockholder return. Allocation of RSU’s reflects market trends favoring increased usage of restricted stock over stock options used as a retention incentive. The allocation by equity type is reviewed annually by the Committee based on the Company’s overall strategy and existing market best practices.
          For fiscal year 2007, the Committee approved equity compensation grants allocated among the types of awards as follows:
•	50 percent of the target expected value in the form of NQSO’s;

•	33 percent of the target expected value in the form of PU’s; and

•	17 percent of the target expected value in the form of RSU’s.
          The types of equity awards made to the NEOs for 2007 and the total grant date fair value for such awards are shown below.

Named Executive Officer:	Restricted Stock Units ($)	Non-Qualified Stock Options ($)	Performance Units ($)

David Crane	759,424	1,806,144	1,153,680
Robert C. Flexon	201,024	482,620	310,270
Kevin T. Howell	106,096	256,852	166,060
J. Andrew Murphy	111,680	271,576	174,800
John W. Ragan	100,512	237,220	152,950
Benefits
          Benefits—NEOs participate in the same retirement, life insurance, health and welfare plans as other salaried employees of the Company. To generally support more complicated financial planning and estate planning matters, NEOs are provided personal financial services up to $10,300 each year to assist with financial planning and tax counseling. Survey data indicates that participation in this form of benefit is consistent with market practice at the executive level and that $10,300 is a reasonable level of benefit for this type of service.
          Pursuant to the terms of his negotiated employment agreement which allows for the continuation of previously awarded personal life and disability insurance, in 2007, Mr. Crane received additional benefits in the form of a $12,000 life insurance premium reimbursement and $10,120 disability insurance premium reimbursement. NRG paid Mr. Crane a tax gross-up of these amounts totaling $11,335.
Discretionary Payments
          From time-to-time, the Committee will make off-cycle cash and/or equity awards to reward key personnel for reasons such as extraordinary achievement, the hiring of a new executive, promotion, or recognition. Such rewards are rarely made at the NEO level and all such discretionary payments are subject to review and approval by the Chief Executive Officer. In cases of discretionary payments for certain designated officers, both Chief Executive Officer and Committee approval is required. In 2007, the Company awarded discretionary payments or sign-on bonuses to support the hiring of Mr. Murphy and Mr. Ragan.
Potential Severance and Change in Control Benefits
          Mr. Crane, pursuant to his employment agreement, and the other NEOs, pursuant to the Company’s Executive and Key Management Change-in-Control and General Severance Plan, also referred to as the CIC Plan, are entitled to severance payments and benefits in the event of termination of employment under certain circumstances, including following a change-in-control. NRG chooses to pay severance and change-in-control benefits to assist with career transitions of executives of the Company as well as to create an environment that provides for adequate business transition and knowledge transfer during times of change.

          Change-in-control agreements are considered market practice among publicly-held companies. Most often, agreements are utilized to encourage executives to remain with the Company during periods of extreme job uncertainty. In order to enable a smooth transition during the interim period, change-in-control agreements provide a defined level of security for the executive, and the Company, to follow through on the implementation of a particular acquisition, asset sale/purchase, and integration.
          For a more detailed discussion, including the quantification of potential payments, please see the section entitled “Severance and Change-in-Control” following the executive compensation tables below.
Stock Ownership Guidelines
          The Committee and the Board require the Chief Executive Officer to hold Company stock with a value equal to six times his base salary until termination from the Company. The Chief Operating Officer is encouraged to hold equity instruments with a value equal to three times his base salary until termination from the Company. Other NEOs are encouraged to hold equity instruments with a value equal to 2.5 times their base salary until termination from the Company. Only vested shares count towards the ownership multiple. As NRG has experienced a limited number of LTIP grant opportunities, many NEOs have not yet achieved expected stock ownership multiples. It is anticipated, however, that NEOs will achieve expected ownership multiple thresholds over the course of a series of upcoming LTIP grants. The current stock ownership for NEOs as of March 27, 2008 is shown below:

Named Executive Officer	Target Ownership Multiple	Actual Ownership Multiple

David Crane	6.0	47.4
Robert C. Flexon	3.0	14.0
Kevin T. Howell	2.5	5.7
J. Andrew Murphy	2.5	0.7
John W. Ragan	2.5	0.8
Dilution concerns and other limitations
          NRG and the Committee work to ensure that NRG’s equity awards balance both the interests of stockholders in controlling dilution and NRG’s business need to attract, motivate, and retain the level of executive talent needed to execute its business strategy. Observing established dilution rates help stockholders preserve anticipated share ownership percentages in NRG. The dilution interests are tracked by way of:
•	Dilution rate—NQSO’s already awarded plus additional shares reserved for potential distribution—divided by shares outstanding; and

•	Run rate—amount of NQSO’s and RSU’s actually distributed in 2007.
          The Committee remains focused on maintaining market prevailing dilution rates of less than 15%, as well as a three-year average run rate at or below 2%. NRG’s potential dilution rate at the end of 2007 was approximately 6.7%, with an actual dilution rate of 3.1% reflecting shares granted at year-end. The run rate was less than 1%.
Tax and Accounting Considerations
          The Committee has considered the implications of Section 162(m) of the Code, which precludes the Company (as a public company) from taking a tax deduction for individual compensation in excess of $1 million for any of the NEOs, subject to certain exemptions. The Committee has also considered the exemptions to such limitation, which are also provided in Section 162(m) and specifically the exemption for compensation that is “performance based” within the meaning of Section 162(m). The Committee believes tax deductibility of compensation is an important consideration and, where possible and considered appropriate, intends to preserve the deductibility of compensation to NEOs under Section 162(m). However, the Committee also believes that it is important to retain flexibility in designing compensation programs, and as a result, has not adopted a policy that any particular amount of compensation must be deductible to NRG under Section 162(m). The Committee also takes into account tax consequences to NEOs in designing the various elements of the Company’s compensation program, such as designing the terms of awards to defer immediate income recognition in accordance with Section 409A of the Code. The Committee remains informed of the accounting implications of its compensation programs, however, and approves programs based on their total alignment with the Company’s strategy and long-term goals.
2008 Update
          As disclosed in the Company’s Form 10-K and as part of the changes to the Company’s management structure effective March 1, 2008, Messrs. Flexon and Howell received an additional pay increase in recognition of their new roles with the Company. In addition, the Compensation Committee approved, effective March 1, 2008, a cash-based phantom-equity program (the “Phantom Plan”) for Mr. Howell that vests in full for all grants on August 1, 2010. This arrangement is designed to retain Mr. Howell through August 1, 2010, at a minimum, while continuing to align Mr. Howell’s compensation with stockholder value and improvements in corporate performance.
          The Phantom Plan contains two elements:
•	Phantom Non-Qualified Units (PNQU’s) that track the performance of the NRG stock listed on the New York Stock Exchange and reward Mr. Howell in a similar manner as would a Non-Qualified Stock Option granted under the Company’s LTIP. The first grant of PNQU’s was valued at the time of award, March 3, 2008, at $41.63. This price will be compared to the average closing price of the NRG stock for the 20 trading days prior to August 1, 2010. The gain in the stock price (if any) will be multiplied by the number of PNQU’s and paid in the form of cash as soon as practicable after August 1, 2010.

•	Phantom Restricted Stock Units (PRSU’s) will also track the performance of the NRG stock listed on the New York Stock Exchange. A cash award will be made as soon as practicable after August 1, 2010 that reflects the number of PRSU’s multiplied by the average closing price for the 20 trading days prior to August 1, 2010.
             Mr. Howell’s participation in the Phantom Plan precludes him from receiving additional equity awards under the LTIP that is otherwise in effect for the Company’s other executive officers. The Company anticipates awarding Mr. Howell with additional grants under the Phantom Program on March 3, 2009 and March 3, 2010 at a level of 2x base salary multiple. This multiple equals what would otherwise be his participation level in the LTIP. The value of all awards will be divided equally between PNQU’s and PRSU’s.
Executive Compensation Tables
Summary Compensation Table
Fiscal Year Ended December 31, 2007

							Change in Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
Name and Principal				Stock	Option	Incentive Plan	Compensation	All Other
Position	Year	Salary ($)	Bonus ($)	Awards ($)	Grants ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

David Crane	2007	1,000,000	—	1,258,752	1,273,476	1,801,500	13,019	52,629	5,399,376
President, Chief	2006	998,131	—	1,673,862	1,520,360	1,267,626	16,561	51,990	5,528,530
Executive Officer and Director

Robert C. Flexon	2007	548,269	—	438,359	379,091	736,668	—	32,500	2,134,887
Executive Vice	2006	474,423	—	431,604	407,057	451,888	—	65,168	1,830,140
President and Chief Financial Officer(1)

Kevin T. Howell	2007	399,539	—	1,822,100	169,752	425,733	—	23,675	2,840,799
Executive Vice	2006	379,653	—	2,350,625	84,132	323,180	—	20,300	3,157,890
President, Commercial Operations(2)

								Change in Pension
								Value and
								Nonqualified
							Non-Equity	Deferred
Name and Principal					Stock	Option	Incentive Plan	Compensation	All Other
Position	Year	Salary ($)	Bonus ($)		Awards ($)	Grants ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

J. Andrew Murphy	2007	400,000	400,000	(3)	230,675	239,004	384,225	—	37,970	1,691,874
Executive Vice President and General Counsel

John W. Ragan	2007	350,000	300,000	(3)	220,745	227,544	345,384	—	211,997	1,655,670
Executive Vice President and Regional President, Northeast

(1)	As of March 1, 2008, Mr. Flexon is Executive Vice President and Chief Operating Officer

(2)	As of March 1, 2008, Mr. Howell is Executive Vice President and Chief Administrative Officer

(3)	This amount represents a sign-on bonus.
          The amounts provided in the Stock Award column represent compensation expense recorded in the income statement for fiscal year 2007 as described in Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, or FAS123R, for the RSU’s and PU’s listed in the table below. The assumptions made in these valuations are discussed in the Company’s 2007 and 2006 Forms 10-K in Item 15—Consolidated Financial Statements.

	2007	2006

David Crane	•$327,672 for January 2007 PU’s	•$382,248 for January 2006 PU’s
	•$253,092 for January 2007 RSU’s	•$271,716 for January 2006 RSU’s
	•$406,272 for January 2006 PU’s	•$1,019,898 for December 2003 RSU’s
•$271,716 for January 2006 RSU’s
Robert C. Flexon	•$88,121 for January 2007 PU’s	•$84,564 for January 2006 PU’s
	•$50,247 for January 2007 RSU’s	•$59,136 for January 2006 RSU’s
	•$89,876 for January 2006 PU’s	•$59,736 for August 2005 PU’s
	•$59,136 for January 2006 RSU’s	•$38,796 for August 2005 RSU’s
	•$64,856 for August 2005 PU’s	•$189,372 for March 2004 RSU’s
•$38,796 for August 2005 RSU’s
•$47,327 for March 2004 RSU’s
Kevin T. Howell	•$47,165 for January 2007 PU’s	•$52,128 for January 2006 PU’s
	•$35,364 for January 2007 RSU’s	•$35,160 for January 2006 RSU’s
	•$55,408 for January 2006 PU’s	•$2,263,337 for August 2005 RSU’s
•$35,160 for January 2006 RSU’s
•$1,649,003 for August 2005 PU’s
J. Andrew Murphy	•$49,651 for January 2007 PU’s	•Not applicable because Mr. Murphy
	•$37,224 for January 2007 RSU’s	was not an NEO
	•$83,056 for December 2006 PU’s	in 2006.
•$60,744 for December 2006 RSU’s
John W. Ragan	•$43,441 for January 2007 PU’s	• Not applicable because Mr. Ragan
	•$33,504 for January 2007 RSU’s	was not an NEO in
	•$83,056 for December 2006 PU’s	2006.
•$60,744 for December 2006 RSU’s
     The amounts provided in the Option Grants column represent compensation expense recorded in the income statement for fiscal year 2007 as described in FAS123R for the NQSO’s listed in the table below. The assumptions made in these valuations are discussed in the Company’s 2007 and 2006 Forms 10-K in Item 15—Consolidated Financial Statements.

	2007	2006

David Crane	•$602,052 for January 2007 NQSO’s	•$671,424 for January 2006 NQSO’s
	•$671,424 for January 2006 NQSO’s	•$848,936 for December 2003 NQSO’s

	2007	2006

Robert C. Flexon	•$160,872 for January 2007 NQSO’s	•$138,648 for January 2006 NQSO’s
	•$138,648 for January 2006 NQSO’s	•$118,608 for August 2005 NQSO’s
	•$52,332 for August 2005 NQSO’s	•$149,801 for March 2004 NQSO’s
•$27,239 for March 2004 NQSO’s
Kevin T. Howell	•$85,620 for January 2007 NQSO’s	•$84,132 for January 2006 NQSO’s
•$84,132 for January 2006 NQSO’s
J. Andrew Murphy	•$90,528 for January 2007 NQSO’s	• Not applicable because Mr. Murphy
	•$148,476 for December 2006 NQSO’s	was not an NEO in 2006.
John W. Ragan	•$79,068 for January 2007 NQSO’s	• Not applicable because Mr. Ragan
	•$148,476 for December 2006 NQSO’s	was not an NEO in
2006.
          The amounts provided in the Non-Equity Incentive Plan Compensation column represent values earned under NRG’s 2007 and 2006 AIP payable in March 2008 and March 2007, respectively. NEOs were provided the opportunity to earn a cash incentive payment based on the attainment of certain pre-established Company and individual goals for fiscal years 2007 and 2006. The performance criteria and weight given to each NEO are described in detail in the CD&A above. The dollar amounts in the Table represent payouts for actual 2007 and 2006 Company performance.
          Only one NEO, David Crane, participates in the NRG Pension Plan, which was closed to new employees hired on, or after, December 5, 2003. The values shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the 2007 and 2006 year-on-year increases in the value of the defined benefit pension plan.
          The amounts provided in the All Other Compensation column represent the additional benefits payable by NRG and include insurance benefits, the employer match under the 401(k) plan, relocation expenses, financial counseling services up to $10,300, and the amount payable under NRG’s all-employee discretionary match to the 401(k) plan. The following table identifies the additional compensation for each NEO.

			Gross Up on Life				401(k)
			Insurance			Financial	Employer
		Life Insurance	Premium	Disability	Gross Up on	Adviser	Matching	401(k)	Grossed Up
		Reimbursement	Reimbursement	Insurance	Disability	Services	Contribution	Discretionary	Relocation
Name	Year	($)	($)	($)	Insurance ($)	($)	($)	Contribution ($)	Expression ($)

David Crane	2007	12,000	5,777	10,120	5,557	10,300	8,874	—	—
	2006	12,000	9,220	10,120	7,775	8,335	4,540	—	—
Robert C. Flexon	2007	—	—	—	—	10,300	9,000	13,200	—
	2006	—	—	—	—	8,335	8,800	12,600	35,433
Kevin T. Howell	2007	—	—	—	—	2,600	7,875	13,200	—
	2006	—	—	—	—	—	7,700	12,600	—
J. Andrew Murphy	2007	—	—	—	—	7,725	9,000	461	20,783
John W. Ragan	2007	—	—	—	—	15,450	9,000	6,403	181,143
Employment Agreements
          Mr. Crane serves as the President and Chief Executive Officer of the Company pursuant to the terms of an employment agreement with the Company that was amended and restated, effective March 3, 2006. The initial term of the amended and restated employment agreement will end on December 1, 2008. The agreement will be renewed automatically for successive one-year terms on the same terms and conditions unless either party provides the other with notice to the contrary at least 90 days prior to the end of the initial term or any subsequent one-year term.
          Effective March 3, 2006 through December 31, 2006, the amended and restated employment agreement provides for an annual base salary of $1,000,000. For each one-year period thereafter, Mr. Crane’s base salary will be reviewed and may be increased by the Board. Beginning with the 2006 fiscal year, Mr. Crane is entitled to an annual bonus with a target amount of up to 100 percent of his base salary, based upon the achievement of criteria determined at the beginning of the fiscal year by the Board, with input from Mr. Crane, for that fiscal year. In addition, beginning with the 2006 fiscal year, Mr. Crane is also entitled to a maximum annual bonus up to an additional 100 percent of his base salary, based upon the achievement of Adjusted Free Cash Flow and Adjusted EBITDA criteria for that fiscal year.
          In addition to salary and bonuses, the employment agreement provides that Mr. Crane is eligible to participate in the Company’s LTIP in accordance with its terms. Mr. Crane is also entitled to health, welfare and retirement benefits, term life insurance of $7.75 million, five weeks paid vacation, and coverage under the Company’s director and officer liability insurance coverage, in addition to reimbursement of reasonable business expenses and reimbursement of reasonable expenses for financial planning. Mr. Crane’s employment agreement also entitles him to certain severance payments and benefits in the event his employment terminates under certain circumstances. These severance payment and benefits are described and quantified under the section “Severance and Change-in-Control” below.
          The Company has not entered into employment agreements with NEOs other than Mr. Crane.

Grants of Plan-Based Awards
Fiscal Year Ended December 31, 2007

								All
								Other
								Stock
								Awards	All Other
								:	Option
			Estimated Possible Payouts			Estimated Future		Number	Awards	Exercise
			Under Payouts Under Non-			Payouts under		of	Number of	or Base	Grant Date
			Equity Incentive Plan Awards			Equity Incentive		Shares	Securities	Price of	Fair Value of
			(1)			Plan Awards(2)		of Stock	Underlying	Option	Stock and
	Grant	Approval	Threshold		Maximum	Target	Maximum	or Units	Options	Awards	Option
Name	Date	Date	($)	Target ($)	($)	(#)	(#)	(#)(3)	(#)(4)	($/Sh)	Awards(5)

David Crane	—	—	500,000	1,000,000	2,000,000	—	—	—	—	—	—
	1/3/2007	12/8/06	—	—	—	—	—	—	220,800	27.92	1,806,144
	1/3/2007	12/8/06	—	—	—	—	—		—	—	759,424
	1/3/2007	12/8/06	—	—	—	52,800	105,600	27,200	—	—	1,153,680

								—
Robert C. Flexon	—	—	205,601	411,202	822,403	—	—	—	—	—	—
	1/3/2007	12/8/06	—	—	—	—	—	—	59,000	27.92	482,620
	1/3/2007	12/8/06	—	—	—	—	—	7,200	—	—	201,024
	1/3/2007	12/8/06	—	—	—	14,200	28,400	—	—	—	310,270
Kevin T. Howell	—	—	149,827	299,654	449,481	—	—	—	—	—	—
	1/3/2007	12/8/06	—	—	—	—	—	—	31,400	27.92	256,852
	1/3/2007	12/8/06	—	—	—	—	—	3,800	—	—	106,096
	1/3/2007	12/8/06	—	—	—	7,600	15,200	—	—	—	166,060
J. Andrew Murphy	—	—	150,000	300,000	450,000	—	—	—	—	—	—
	1/3/2007	12/8/06	—	—	—	—	—	—	33,200	27.92	271,576
	1/3/2007	12/8/06	—	—	—	—	—	4,000	—	—	111,680
	1/3/2007	12/8/06	—	—	—	8,000	16,000	—	—	—	174,800
John W. Ragan	—	—	131,250	262,500	393,750	—	—	—	—	—	—
	1/3/2007	12/8/06	—	—	—	—	—	—	29,000	27.92	237,220
	1/3/2007	12/8/06	—	—	—	—	—	3,600	—	—	100,512
	1/3/2007	12/8/06	—	—	—	7,000	14,000	—	—	—	152,950

(1)	Represents estimated payouts under the AIP as discussed in the CD&A above.

(2)	Represents PU’s issued under the LTIP as discussed in the CD&A above.

(3)	Represents RSU’s issued under the LTIP as discussed in the CD&A above.

(4)	Represents NQSO’s issued under the LTIP as discussed in the CD&A above.

(5)	The assumptions made in these valuations are discussed in the Company’s 2007 Form 10-K in Item 15—Consolidated Financial Statements.
2007 Annual Incentive Plan
     NEOs were provided the opportunity to earn an AIP payment based on the attainment of certain pre-established Company and individual goals for fiscal year 2007. The performance criteria and weight given to each are described in detail in the CD&A above. The dollar amount of the possible payouts for achieving the threshold, target or maximum levels of performance during 2007 are shown in the above table.
2007 Long-Term Equity Incentives
     For 2007, the NEOs were provided long-term incentives through grants of the following types of equity awards as indicated in the above table: (i) NQSO’s; (ii) RSU’s; and (iii) PU’s. Consistent with our policy, these awards were granted to NEOs as of the first business day of the fiscal year, i.e. January 3, 2007.

     Each NQSO represents the right to purchase one share of Common Stock at a price equal to the fair market value of the stock determined as of the date of grant. NQSO’s granted in 2007 have a term of six years and vest in equal annual installments over a three year vesting schedule. Upon termination of service by reason of death, the NQSO shall vest in full and shall be exercisable by the executor or administrator of participant’s estate (or any person to whom the NQSO is transferred by will or the laws of descent and distribution) until the earlier of the expiration date or 12 months after the date of such termination of service, and thereafter the NQSO shall terminate and cease to be exercisable. Upon termination of service by reason of disability, the participant shall have the right until the earlier of the expiration date or 12 months after the date of such termination of service to exercise only that portion of the NQSO that was exercisable as of the date of such termination of service, and thereafter the option shall terminate and cease to be exercisable.
     Each RSU represents the right to receive one share of Common Stock as of the vesting date for the award. RSU’s granted in 2007 will become 100% vested as of the third anniversary of the date of grant provided the NEO is still employed with the company as of that date. Upon termination of service by reason of death, the RSU shall vest in full and the Common Stock underlying the RSU shall be issued and delivered to the participant’s legal representatives, heirs, legatees, or distributees.
     Each PU represents the right to receive a certain number of shares of Common Stock after the completion of three years of service from the date of grant, provided the price per share of Common Stock as of the date of vesting equals or exceeds the target price set under the award. The number of shares of Common Stock to be paid as of the vesting date is equal to: (i) one share if the target price is met; (ii) a pro rata amount between one and two shares if the target price is exceeded but the maximum price set under the award is not met; and (iii) two shares if the maximum price is met or exceeded. For PU’s granted on January 3, 2007 the target price is $38.09 and the maximum price is $44.74. Upon termination of service by reason of death, the PU shall vest in full and the Common Stock underlying the PU shall be issued and delivered to the participant’s legal representatives, heirs, legatees, or distributees.
Outstanding Equity Awards at Fiscal Year-End
Fiscal Year Ended December 31, 2007

Option Awards	Stock Awards
Equity Incentive Plan
Number of	Number of	Awards
Securities	Securities	Number of	Market Value of	Number of
Underlying	Underlying	Shares or Units	Shares or Units	Unearned	Market Value of
Unexercised	Unexercised	Option	Option	of Stock that	of Stock that	Shares that	Unearned Shares
Options (#)	Options (#)	Exercise	Expiration	Have Not	Have Not Vested	Have Not	that Have Not
Name	Exercisable	Unexercisable	Price ($)	Date	Vested (#)	($)	Vested (#)	Vested ($)

David Crane	1,265,502	—	12.02	12/5/2013	61,200	(1)	$2,652,408	118,800	(2)	$9,473,915
95,238	190,476	(3)	23.98	1/3/2012	—	—	—	—
—	220,800	(4)	27.92	1/3/2013	—	—	—	—
38,142	(5)	—	—	—	—	—	—	—
Robert C. Flexon	190,000	—	10.93	3/29/2014	20,600	(6)	$892,804	40,800	(7)	$3,315,027
25,333	12,667	(8)	19.40	8/1/2011	—	—	—	—
19,666	39,334	(9)	23.98	1/3/2012	—	—	—	—
—	59,000	(10)	27.92	1/3/2013	—	—	—	—
11,360	(11)	—	—	—	—	—	—	—
Kevin T. Howell	11,933	23,867	(12)	23.98	1/3/2012	254,200	(13)	$11,017,028	16,600	(14)	$1,320,330
—	31,400	(15)	27.92	1/3/2013	—	—	—	—
J. Andrew Murphy	17,066	34,134	(16)	28.93	12/18/2012	10,300	(17)	$446,402	20,200	(18)	$1,305,359
—	33,200	(19)	27.92	1/3/2013	—	—	—	—
John W. Ragan	17,066	34,134	(20)	28.93	12/18/2012	9,900	(21)	$429,066	19,200	(22)	$1,234,279
—	29,000	(23)	27.92	1/3/2013	—	—	—	—

(1)	This amount represents 34,000 RSU’s that will vest on January 3, 2009, and 27,200 RSU’s that will vest on January 3, 2010.

(2)	This amount represents 66,000 PU’s that will vest on January 3, 2009, and 52,800 PU’s that will vest on January 3, 2010.

(3)	This amount represents 95,238 NQSO’s that will vest on January 3, 2008, and 95,238 NQSO’s that will vest on January 3, 2009.

(4)	This amount represents 73,600 NQSO’s that will vest on January 3, 2008, 73,600 NQSO’s that will vest on January 3, 2009, and 73,600 NQSO’s that will vest on January 3, 2010.

(5)	This amount represents DSU’s that are convertible to NRG common stock not earlier than termination of employment from NRG.

(6)	This amount represents 6,000 RSU’s that will vest on August 1, 2008, 7,400 RSU’s that will vest on January 3, 2009, and 7,200 RSU’s that will vest on January 3, 2010.

(7)	This amount represents 12,000 PU’s that will vest on August 1, 2008, 14,600 PU’s that will vest on January 3, 2009, and 14,200 PU’s that will vest on January 3, 2010.

(8)	This amount represents 12,667 NQSO’s that will vest on August 1, 2008.

(9)	This amount represents 19,667 NQSO’s that will vest on January 3, 2008, and 19,667 NQSO’s that will vest on January 3, 2009.

(10)	This amount represents 19,666 NQSO’s that will vest on January 3, 2008, 19,667 NQSO’s that will vest on January 3, 2009, and 19,667 NQSO’s that will vest on January 3, 2010.

(11)	This amount represents DSU’s that are convertible to NRG common stock not earlier than termination of employment from NRG.

(12)	This amount represents 11,933 NQSO’s that will vest on January 3, 2008, and 11,934 NQSO’s that will vest on January 3, 2009.

(13)	This amount represents 166,000 RSU’s that will vest on August 1, 2008, 40,000 RSU’s that will vest on August 1, 2009, 40,000 RSU’s that will vest on August 1, 2010, 4,400 RSU’s that will vest on January 3, 2009, and 3,800 RSU’s that will vest on January 3, 2010.

(14)	This amount represents 9,000 PU’s that will vest on January 3, 2009, and 7,600 PU’s that will vest on January 3, 2010.

(15)	This amount represents 10,466 NQSO’s that will vest on January 3, 2008, 10,467 NQSO’s that will vest on January 3, 2009, and 10,467 NQSO’s that will vest on January 3, 2010.

(16)	This amount represents 17,067 NQSO’s that will vest on December 18, 2008, and 17,067 NQSO’s that will vest on December 18, 2009.

(17)	This amount represents 6,300 RSU’s that will vest on December 18, 2009, and 4,000 RSU’s that will vest on January 3, 2010.

(18)	This amount represents 12,200 PU’s that will vest on December 18, 2009, and 8,000 PU’s that will vest on January 3, 2010.

(19)	This amount represents 11,066 NQSO’s that will vest on January 3, 2008, 11,067 NQSO’s that will vest on January 3, 2009, and 11,067 NQSO’s that will vest on January 3, 2010.

(20)	This amount represents 17,067 NQSO’s that will vest on December 18, 2008, and 17,067 NQSO’s that will vest on December 18, 2009.

(21)	This amount represents 6,300 RSU’s that will vest on December 18, 2009, and 3,600 RSU’s that will vest on January 3, 2010.

(22)	This amount represents 12,200 PU’s that will vest on December 18, 2009, and 7,000 PU’s that will vest on January 3, 2010.

(23)	This amount represents 9,666 NQSO’s that will vest on January 3, 2008, 9,667 NQSO’s that will vest on January 3, 2009, and 9,667 NQSO’s that will vest on January 3, 2010.
          The pay out value of unearned shares, or Units (i.e. PU’s), is based on the market price for NRG Common Stock as of the balance sheet date of December 31, 2007. If a value is shown in this column, the PU grant is considered “in the money,” meaning the price of NRG’s Common Stock exceeds the target price of the PU grant. Where values do not appear in this column, then that particular PU grant has not exceeded the target price and no value is represented.
          In 2007, the Audit Committee of the Board of Directors of NRG requested the Company’s Internal Audit Department to audit NRG’s LTIP granting procedures. The outcome of the review concluded that all NQSO’s issued to all NRG employees as part of the LTIP were properly approved and recorded.

Option Exercises and Stock Vested
Fiscal Year Ended December 31, 2007

Stock Awards
	Number of Shares		Value Realized
Name	Acquired on Vesting (# )		on Vesting ($)

David Crane	—		—
Robert C. Flexon	52,000	(1)	1,917,500	(2)
Kevin T. Howell	40,000	(3)	1,564,000	(4)
J. Andrew Murphy	—		—
John W. Ragan	—		—

(1)	Represents RSU’s granted on March 29, 2004 with 100% vesting on March 29, 2007.

(2)	Based on a share price of $36.88 on March 29, 2007.

(3)	Represents RSU’s granted on August 1, 2005 with 20% vesting each year for five years.

(4)	Based on a share price of $39.10 on August 1, 2007.
Pension Benefits
Fiscal Year Ended December 31, 2007

Present Value of
		Number of Years	Accumulated Benefit
Name	Plan Name	Credited Service (#)	($)

David Crane	Pension Plan for	4.08	$69,252
Non-Bargaining Employees
Robert C. Flexon	—	—	—
Kevin T. Howell	—	—	—
J. Andrew Murphy	—	—	—
John W. Ragan	—	—	—
     The NRG Pension Plan for Non-Bargaining Employees provides qualified retirement income benefits to most NRG employees who were hired prior to December 5, 2003. The plan was closed to new employees not covered by a bargaining agreement on that date as required by the creditors during the financial restructuring of the Company. Mr. Crane is the only NEO eligible to receive benefits under this plan. He is covered under the pension equity formula under the plan which provides a lump sum benefit equal to 10% of the participant’s four-year final average pay times years of credited service. Annual pension earnings include base pay and incentives but are capped by the Internal Revenue Service, or IRS, qualified plan pay limit each year. For example, the 2007 pay limit was $225,000. Pension benefits become 100% vested after five years of service and a participant may retire as early as age 55. At termination or retirement, the participant may receive his pension equity lump sum balance as a one-time lump sum payment or as an actuarial equivalent monthly annuity. Actuarial equivalent annuities are determined using the 30-year Treasury rate and an IRS mortality table. None of the NEOs are covered by any non-qualified pension program.

Non-Qualified Deferred Compensation
Fiscal Year Ended December 31, 2007

	Aggregate Earnings	Aggregate Balance
Name	in Last FY ($)	at Last FYE ($)

David Crane	585,098	1,653,074
Robert C. Flexon	174,262	492,342
Kevin T. Howell	—	—
J. Andrew Murphy	—	—
John W. Ragan	—	—
     Non-qualified deferred compensation reported in the above table was awarded in 2005 in the form of DSU’s. No additional deferred compensation awards have been made since 2005. The DSU’s reflected above are fully vested and, in general, will be paid in the form of stock six months following the NEO’s termination of employment. While no further non-qualified deferred compensation awards are anticipated, the Committee may choose to revisit this approach in the future.
Severance and Change in Control
     Mr. Crane, pursuant to his employment agreement, and the other NEOs, pursuant to the Company’s CIC Plan, are entitled to certain severance payments and benefits in the event of termination of employment under certain circumstances.
     In the event Mr. Crane’s employment with the Company is terminated by the Company “without cause” or by Mr. Crane for “good reason” (including a reduction on his base salary), Mr. Crane will be entitled to two times his base salary (without regard for any reduction on base salary); 50 percent of the target annual bonus, prorated for the number of days he was employed with the Company in the year of termination; immediate vesting of all restricted stock and stock options; continuing medical and dental coverage for 18 months; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay, and retirement benefits.
     In the event Mr. Crane’s employment with the Company is terminated by the Company “without cause” or by Mr. Crane for “good reason,” within 24 months of a change-in-control, in lieu of the above severance benefits, Mr. Crane will be entitled to 2.99 times the sum of his base salary (without regard for any reduction in base salary) plus his annual target bonus for the year of termination. Mr. Crane will also be entitled to a payment equal to his target annual bonus, prorated for the number of days he was employed with the Company in the year of termination; immediate vesting of all restricted stock and stock options; continuing medical and dental coverage for 18 months; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay, and retirement benefits.
     In the event Mr. Crane’s employment with the Company is terminated due to his death or disability, Mr. Crane (or his estate) will be entitled to 50 percent of the target annual bonus, prorated for the number of days he was employed with the Company in the year of termination; pro rata vesting of all restricted stock and stock options; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay and retirement benefits.
     In the event that the payments under Mr. Crane’s employment agreement subject him to an excise tax under Section 4999 of the Code, he will be entitled to a “gross-up payment” so that the net amount received by Mr. Crane after imposition of the excise tax equals the amount he would have received under the employment agreement absent the imposition of the excise tax. In addition, under the employment agreement, the Company has agreed to indemnify Mr. Crane against any claims arising as a result of his position with the Company to the maximum extent permitted by law.

     Under the employment agreement, Mr. Crane agrees not to divulge confidential information or, during and for a period of one year after the termination of the employment agreement, compete with, or solicit the customers or employees of the Company.
     Under the CIC Plan, the NEOs other than Mr. Crane are entitled to a general severance benefit equal to 1.5 times base salary in the event of involuntary termination without cause to be paid out in equal installments over an eighteen month period.
     The CIC Plan also provides a change-in-control benefit in the event that within twenty-four months following a change-in-control, NEO employment is either involuntarily terminated by the Company without cause or voluntarily terminated by the executive for good reason. This change-in-control benefit is equal to the executive’s base salary plus annual target incentive times 2.99 to be paid out in equal installments over a thirty-six month period.
     In the event of a change-in-control, all equity granted to the NEOs will become fully vested, consistent with market-competitive practices.
     In general, under Mr. Crane’s employment agreement and the CIC Plan, a “change-in-control” occurs in the event of any transaction that results in a 50% or more change in the ownership of our stock or the sale of substantially all of NRG’s assets. An involuntary termination without “cause” means the NEO’s termination by the Company for any reason other than the NEO’s conviction for a felony or other crime involving moral turpitude, willful failure to perform his duties or willful negligence or gross misconduct. A voluntary termination for “good reason” means the resignation of the NEO in the event of a material reduction in his compensation or benefits, a material diminution in his title, authority, duties or responsibilities or the failure of a successor to the Company to assume the CIC Plan or in the case of Mr. Crane, his employment agreement. The amount of compensation payable to each NEO in each circumstance is shown in the table below, assuming that termination of employment occurred as of December 31, 2007. The amounts shown below do not include benefits payable under the NRG Pension Plan, the NRG 401(k) plan or DSU’s.

		Voluntary	Involuntary Not for
	Involuntary	Termination	Cause or Voluntary for
Named Executive	Termination Not for	for Good	Good Reason following a		Disability
Officer	Cause ($)	Reason ($)	Change-in-Control ($)	Death ($)	($)

David Crane	2,518,660	2,518,660	27,111,819	20,613,159	500,000
Robert C. Flexon	846,197	846,197	11,053,710	5,914,056	—
Kevin T. Howell	615,612	615,612	17,330,850	13,283,814	—
J. Andrew Murphy	606,240	606,240	6,348,418	2,738,519	—
John W. Ragan	546,197	546,197	5,740,804	2,602,664	—

Director Compensation
Fiscal Year Ended December 31, 2007

	Fees Earned or
Name	Paid in Cash ($)	Stock Awards ($)*		Total ($)

John F. Chlebowski	87,500	87,527	(1)	175,027
Lawrence S. Coben	70,000	70,022	(2)	140,022
Howard E. Cosgrove	142,500	142,531	(3)	285,031
Stephen L. Cropper	70,000	70,022	(4)	140,022
William E. Hantke	75,000	75,042	(5)	150,042
Paul W. Hobby	70,000 (6)	70,022	(6)	140,022
Maureen Miskovic	—	160,037	(7)	160,037
Anne C. Schaumburg	75,000	75,042	(8)	150,042
Herbert H. Tate	80,000	80,018	(9)	160,018
Thomas H. Weidemeyer	80,000	80,018	(10)	160,018
Walter R. Young	80,000	80,018		160,018

*	Reflects the grant date fair value of DSU’s awarded in 2007 determined in accordance with FAS 123R, the full amount of which is recorded as a compensation expense in the income statement for fiscal year 2007.

(1)	Mr. Chlebowski also is vested in 25,964 DSU’s payable upon his termination of service as a Board member.

(2)	Mr. Coben also is vested in 28,952 DSU’s payable upon his termination of service as a Board member.

(3)	Mr. Cosgrove also is vested in 51,726 DSU’s, 40,040 of which are payable upon his termination of service as a Board member and 11,686 of which are payable in the year following his termination of service as a Board member.

(4)	Mr. Cropper also is vested in 18,640 DSU’s payable upon his termination of service as a Board member.

(5)	Mr. Hantke also is vested in 5,278 DSU’s payable in accordance with the following schedule: (i) 1,014 on March 1, 2008; (ii) 746 on June 1, 2008; (iii) 1,014 on March 31, 2009; (iv) 746 on June 1, 2009; (v) 1,012 on March 1, 2010; and (vi) 746 on June 1, 2010.

(6)	Mr. Hobby also is vested in 4,054 DSU’s payable on January 1, 2008.

(7)	Ms. Miskovic elected to receive the cash component of her compensation in DSU’s. Ms. Miskovic also is vested in 12,268 DSU’s payable upon her termination of service as a Board member.

(8)	Ms. Schaumburg also owns 10,618 DSU’s payable upon her termination of service as a Board member.

(9)	Mr. Tate also is vested in 8,092 DSU’s, 3,182 of which are payable upon his termination of service as a Board member and 4,910 DSU’s that will be payable in accordance with the following schedule: (i) 3,860 on January 1, 2008 and (ii) 1,050 on January 1, 2009.

(10)	Mr. Weidemeyer also is vested in 18,242 DSU’s payable upon his termination of service as a Board member.
     Non-employee directors other than the Chairman, receive total annual compensation of $140,000 for their service as a Board member. Mr. Cosgrove, as Chairman, receives $285,000 in total annual compensation. Additional annual compensation is provided for certain Committee assignments and Chair responsibilities. As members of the Audit Committee, Mr. Hantke and Ms. Schaumburg receive an additional $10,000 per year and Mr. Chlebowski, the Chair of the Audit Committee, receives an additional $35,000 per year. The Chairs of Board Committees other than ad hoc committees and the Audit Committee, i.e., Mr. Weidemeyer (Compensation Committee), Mr. Young (Governance and Nominating Committee), Ms. Miskovic (Commercial Operations and Oversight Committee) and Mr. Tate (Nuclear Oversight Subcommittee), receive an additional $20,000 per year. The compensation for the

Chair of the Finance Committee will be approved by the Board in May 2008. Mr. Crane, as an employee director, does not receive additional separate compensation for his Board service.
     Unless otherwise elected by the director, directors receive 50 percent of their total annual compensation in the form of cash and the remaining 50 percent in the form of vested DSU’s. Each DSU is equivalent in value to one share of NRG’s Common Stock and represents the right to receive one such share of Common Stock payable at the time elected by the director, or in the event the director does not make an election with respect to payment, when the director ceases to be a member of the Board. Similar to the competitive assessment performed by Mercer on behalf of the NEO population, Mercer performed a similar review of Director compensation. Results of the review were shared with the Committee who made a recommendation to the full Board for final approval. Competitive pay levels are necessary in order for NRG to secure the desired Board-level talent necessary to provide short- and long-term strategic direction to the Company.
     Directors are required to retain all stock received as compensation for the duration of their service on the Board, although they may sell shares as necessary to cover tax liability associated with the conversion of DSU’s to Common Stock. Exceptions to these requirements may be made by the Board under special circumstances.